UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

VMware, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

928563402

(CUSIP Number)

Karen M. King, Esq.

Silver Lake

2775 Sand Hill Road, Suite 100

Menlo Park, CA 94025

(650) 233-8120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With copies to:

Richard Capelouto, Esq.

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, California 94304

(650) 251-5000

August 23, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Partners III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 333,423,094(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 333,423,094(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,423,094(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.4%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 33,423,094 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Investors III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 333,423,094(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 333,423,094(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,423,094(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.4%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 33,423,094 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLP Denali Co-Invest, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 333,423,094(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 333,423,094(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,423,094(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.4%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 33,423,094 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLP Denali Co-Invest GP, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 333,423,094(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 333,423,094(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,423,094(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.4%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 33,423,094 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Associates III, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 333,423,094(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 333,423,094(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,423,094(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.4%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 33,423,094 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLTA III (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 333,423,094(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 333,423,094(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,423,094(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.4%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 33,423,094 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Partners IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 333,423,094(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 333,423,094(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,423,094(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.4%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 33,423,094 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Investors IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 333,423,094(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 333,423,094(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,423,094(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.4%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 33,423,094 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Technology Associates IV, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 333,423,094(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 333,423,094(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,423,094(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.4%(1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes (i) 33,423,094 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. SLTA IV (GP), L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 333,423,094(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 333,423,094(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,423,094(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.4%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 33,423,094 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

CUSIP NO. 928563402

1.	Names of Reporting Persons. Silver Lake Group, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power 0
	8.	Shared Voting Power 333,423,094(1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 333,423,094(1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 333,423,094(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 81.4%(1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes (i) 33,423,094 shares of Class A Common Stock and (ii) 300,000,000 shares of Class B Common Stock convertible into an equal number of shares of Class A Common Stock at any time. See Item 5. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

Explanatory Note

This Amendment No. 8 (the “Amendment No. 8”) amends the statement on Schedule 13D originally filed by Silver Lake Partners III, L.P., Silver Lake Technology Investors III, L.P., SLP Denali Co-Invest, L.P., SLP Denali Co-Invest GP, L.L.C., Silver Lake Technology Associates III, L.P., SLTA III (GP), L.L.C., Silver Lake Partners IV, L.P., Silver Lake Technology Investors IV, L.P., Silver Lake Technology Associates IV, L.P., SLTA IV (GP), L.L.C. and Silver Lake Group, L.L.C. (collectively, the “Reporting Persons”) on September 19, 2016, as amended by Amendment No. 1 to the Schedule 13D filed on November 7, 2016, Amendment No. 2 to the Schedule 13D filed on December 16, 2016, Amendment No. 3 to the Schedule 13D filed on December 22, 2016, Amendment No. 4 to the Schedule 13D filed on February 15, 2017, Amendment No. 5 to the Schedule 13D filed on March 30, 2017, Amendment No. 6 to the Schedule 13D filed on April 5, 2017 and Amendment No. 7 to the Schedule 13D filed on May 10, 2017 (as so amended, the “Schedule 13D”). The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D.

The Class A Common Stock of the Issuer reported as beneficially owned in the Schedule 13D is directly held by EMC Corporation (“EMC”) or its wholly-owned subsidiaries EMC Equity Assets LLC (“EMC Sub”) and VMW Holdco LLC (“VMW Holdco”). EMC is a wholly-owned subsidiary of Dell Inc., which is indirectly wholly-owned by Dell Technologies Inc. (“Dell Technologies”). Dell Technologies is owned by investors including certain of the Reporting Persons, Michael S. Dell, a separate property trust for the benefit of Mr. Dell’s wife and funds affiliated with MSD Partners, L.P. This Amendment is being filed to report the entry by Dell Technologies into a supplement to a previously reported stock purchase agreement with the Issuer pursuant to which EMC Sub will sell to the Issuer, and the Issuer will purchase for cash from EMC Sub, shares of Class A Common Stock of the Issuer.

Item 4. Purpose of the Transaction.

Item 4 is hereby amended and supplemented by adding the following paragraph at the end thereof:

The information set forth in Item 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Item 5. Interest in Securities of the Issuer.

The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on each of the cover pages of this Amendment No. 8 and the information set forth or incorporated in Items 2 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

Items 5 (a), (b) and (c) are hereby amended and restated as follows:

The Reporting Persons may be deemed to beneficially own an aggregate of 333,423,094 shares of the Issuer’s Class A Common Stock, which includes (i) 33,423,094 shares of the Issuer’s Class A Common Stock held by EMC, VMW Holdco or EMC Sub and (ii) 300,000,000 shares of the Issuer’s Class B Common Stock held by EMC or VMW Holdco, which are convertible into shares of Class A Common Stock on a one-for-one basis at any time at the election of EMC or VMW Holdco, as applicable, representing approximately 81.4% of the issued and outstanding shares of the Issuer’s Class A Common Stock calculated on the basis of Rule 13d-3 of the Exchange Act. The percentages of beneficial ownership in this Schedule 13D are based on 409,675,852 shares of common stock of the Issuer outstanding as of August 18, 2017, and include 109,675,852 shares of Class A Common Stock and 300,000,000 shares of Class B Common Stock, as provided by the Issuer, and assume conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock. As further described in Item 6 of the Schedule 13D, the Reporting Persons may be deemed to share voting and dispositive power over all shares reported herein with EMC, VMW Holdco (to the extent of its direct holdings), EMC Sub (to the extent of its direct holdings), Dell Technologies and certain of its other subsidiaries, and Mr. Dell. Dell Technologies, EMC, VMW Holdco and Mr. Dell separately file Schedule 13D filings reporting their respective beneficial ownership of such securities.

Information with respect to the beneficial ownership of Class A Common Stock by the individuals listed in Annex A of the Schedule 13D is set forth in Annex A of this Amendment No. 8 and is incorporated herein by reference in response to this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented by adding the following paragraphs at the end thereof:

August 2017 Stock Purchase Agreement

On August 23, 2017, Dell Technologies entered into a purchase commitment supplement (“Supplement No. 2”) to the previously reported stock purchase agreement, dated as of March 29, 2017, by and among Dell Technologies, EMC Sub, an indirect wholly-owned subsidiary of Dell Technologies, and the Issuer (as supplemented by Supplement No. 2, the “August 2017 Stock Purchase Agreement”). Pursuant to the August 2017 Stock Purchase Agreement, EMC Sub will sell to the Issuer, and the Issuer will purchase for cash from EMC Sub, $300 million of Class A Common Stock. Dell Technologies expects to apply the proceeds from the sale to the repurchase of shares of its Class V Common Stock, but may use such proceeds for other purposes.

Under the terms of the August 2017 Stock Purchase Agreement, the Issuer will receive delivery of Class A Common Stock with a value of approximately $240 million on the sale date in exchange for payment of $300 million in cash in an initial closing scheduled to occur on September 14, 2017, with the remainder of the Class A Common Stock to be delivered at a later date in a second closing expected to occur in the third quarter of the 2018 fiscal year of Dell Technologies. The total number of shares of Class A Common Stock to be purchased by the Issuer under the August 2017 Stock Purchase Agreement will be based on the volume-weighted average per share price of the Class A Common Stock as reported on the New York Stock Exchange during a specified reference period, less a discount of 3.5% from that volume-weighted average per share price, and subject to adjustment in certain circumstances.

The foregoing summary of the August 2017 Stock Purchase Agreement is qualified in its entirety by reference to the complete text of the stock purchase agreement, dated as of March 29, 2017, filed with Amendment No. 5 to the Schedule 13D, and Supplement No. 2, a copy of which is filed as an exhibit hereto and incorporated by reference herein.

Item 7. Material to be filed as Exhibits.

Item 7 is hereby amended and supplemented by adding the following at the end thereof:

E.	Purchase Commitment Supplement No. 2, dated as of August 23, 2017, to that certain Stock Purchase Agreement, dated as of March 29, 2017, among Dell Technologies Inc., EMC Equity Assets LLC and VMware, Inc., incorporated by reference to Exhibit 99.1 to VMware, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 24, 2017.

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2017

Silver Lake Partners III, L.P.
By:	Silver Lake Technology Associates III, L.P., its general partner
By: SLTA III (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director
Silver Lake Technology Investors III, L.P.
By:	Silver Lake Technology Associates III, L.P., its general partner
By: SLTA III (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director
SLP Denali Co-Invest, L.P.
By:	SLP Denali Co-Invest GP, L.L.C., its general partner
By: Silver Lake Technology Associates III, L.P., its managing member
By: SLTA III (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director
SLP Denali Co-Invest GP, L.L.C.
By:	Silver Lake Technology Associates III, L.P., its managing member
By: SLTA III (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

Silver Lake Technology Associates III, L.P.
By:	SLTA III (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

SLTA III (GP), L.L.C.
By:	Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

Silver Lake Partners IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

Silver Lake Technology Investors IV, L.P.
By:	Silver Lake Technology Associates IV, L.P., its general partner
By: SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

Silver Lake Technology Associates IV, L.P.
By:	SLTA IV (GP), L.L.C., its general partner
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

SLTA IV (GP), L.L.C.
By: Silver Lake Group, L.L.C., its managing member

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

Silver Lake Group, L.L.C.

By:	/s/ Egon Durban
Name:	Egon Durban
Title:	Managing Director

Annex A

The following sets forth the name and principal occupation of each of the managing members of Silver Lake Group, L.L.C. Other than Mr. Durban, who is a citizen of Germany, each of such persons is a citizen of the United States.

Name	Business Address	Principal Occupation

Michael Bingle	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

James Davidson	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Co-Founder, Managing Director and Managing Member of Silver Lake Group, L.L.C.

Egon Durban	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Kenneth Hao	c/o Silver Lake 2775 Sand Hill Road, Suite 100 Menlo Park, California 94025	Managing Director and Managing Member of Silver Lake Group, L.L.C.

Gregory Mondre	c/o Silver Lake 9 West 57th Street, 32nd Floor New York, New York 10019	Managing Director and Managing Member of Silver Lake Group, L.L.C.

None of the persons listed above beneficially owns any shares of Class A Common Stock, except that 35 shares of the Issuer’s Class A Common Stock are held in a managed account for the benefit of the Hao Family Foundation, an account over which Mr. Hao does not have investment discretion. On August 14, 2017, a managed account for the benefit of the Hao Family Trust u/a/d 10/12/99, an account over which Mr. Hao does not have investment discretion, donated 17 shares of the Issuer’s Class A Common Stock to the Hao Family Foundation, which sold such shares in an open-market transaction on August 15, 2017 for a price of $95.42 per share. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that Mr. Hao is the beneficial owner of any shares of Class A Common Stock for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

EXHIBIT INDEX TO AMENDMENT NO. 5 TO SCHEDULE 13D

E.	Purchase Commitment Supplement No. 2, dated as of August 23, 2017, to that certain Stock Purchase Agreement, dated as of March 29, 2017, among Dell Technologies Inc., EMC Equity Assets LLC and VMware, Inc., incorporated by reference to Exhibit 99.1 to VMware, Inc.’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on August 24, 2017.